UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Comstock Resources, Inc.

(Name of Issuer)

Common stock, par value $0.50 per share

(Title of Class of Securities)

205768302

(CUSIP Number)

Thomas L. Walker

Arkoma Drilling, L.P.

Williston Drilling, L.P

JWJ BES, LLC

One Cowboys Way, Suite 100

Frisco, Texas 75034

972-497-4394

with a copy to:

Doug Rayburn

Gibson, Dunn & Crutcher LLP

2001 Ross Ave., Suite 2100

Dallas, Texas 75201

214-698-3442

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 205768302	Page 2 of 9

(1)	Names of reporting persons Arkoma Drilling, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization TX
Number of	(7)	Sole voting power 0
shares beneficially owned by	(8)	Shared voting power 146,950,577*
each reporting person	(9)	Sole dispositive power 0
with:	(10)	Shared dispositive power 146,950,577*
(11)	Aggregate amount beneficially owned by each reporting person 146,950,577*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 50.3%**
(14)	Type of reporting person (see instructions) PN

* Consists of 146,950,577 shares of common stock, par value $0.50 per share ("Common Stock"), of Comstock Resources, Inc. (the "Issuer") held by Arkoma Drilling, L.P., a Texas limited partnership ("Arkoma"). Blue Star Exploration Company ("Blue Star") is the general partner of Arkoma and Jerral W. Jones ("Mr. Jones") is a director and the sole shareholder of Blue Star. By virtue of these relationships, Blue Star and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by Arkoma. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by Arkoma or Blue Star.

** The percentage is calculated based upon 292,260,645 outstanding shares of Common Stock, as disclosed in Comstock Resources, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024.

SCHEDULE 13D

CUSIP No. 205768302	Page 3 of 9

(1)	Names of reporting persons Williston Drilling, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization TX
Number of	(7)	Sole voting power 0
shares beneficially owned by	(8)	Shared voting power 47,870,852*
each reporting person	(9)	Sole dispositive power 0
with:	(10)	Shared dispositive power 47,870,852*
(11)	Aggregate amount beneficially owned by each reporting person 47,870,852*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.4%**
(14)	Type of reporting person (see instructions) PN

* Consists of 47,870,852 shares of Common Stock held by Williston Drilling, L.P., a Texas limited partnership ("Williston"). Blue Star is the general partner of Williston and Mr. Jones is a director and the sole shareholder of Blue Star. By virtue of these relationships, Blue Star and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by Williston. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by Williston or Blue Star.

** The percentage is calculated based upon 292,260,645 outstanding shares of Common Stock, as disclosed in Comstock Resources, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024.

SCHEDULE 13D

CUSIP No. 205768302	Page 4 of 9

(1)	Names of reporting persons JWJ BES, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization TX
Number of	(7)	Sole voting power 0
shares beneficially owned by	(8)	Shared voting power 11,762,117*
each reporting person	(9)	Sole dispositive power 0
with:	(10)	Shared dispositive power 11,762,117*
(11)	Aggregate amount beneficially owned by each reporting person 11,762,117*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.0%**
(14)	Type of reporting person (see instructions) PN

* Consists of 11,762,117 shares of Common Stock held by JWJ BES, LLC, a Texas limited liability company ("JWJ BES"). Blue Star is the sole managing member of JWJ BES and Mr. Jones is a director and the sole shareholder of Blue Star. By virtue of these relationships, Blue Star and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by JWJ BES. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by JWJ BES or Blue Star.

** The percentage is calculated based upon 292,260,645 outstanding shares of Common Stock, as disclosed in Comstock Resources, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024.

SCHEDULE 13D

CUSIP No. 205768302	Page 5 of 9

(1)	Names of reporting persons Blue Star Exploration Company
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization TX
Number of	(7)	Sole voting power 0
shares beneficially owned by	(8)	Shared voting power 206,583,546*
each reporting person	(9)	Sole dispositive power 0
with:	(10)	Shared dispositive power 206,583,546*
(11)	Aggregate amount beneficially owned by each reporting person 206,583,546*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 70.7%**
(14)	Type of reporting person (see instructions) CO

* Consists of (i) 146,950,577 shares of Common Stock held by Arkoma, (ii) 47,870,852 shares of Common Stock held by Williston and (iii) 11,762,117 shares of Common Stock held by JWJ BES. Blue Star is the general partner of Arkoma and Williston and the managing member of JWJ BES and Mr. Jones is a director and the sole shareholder of Blue Star. By virtue of these relationships, Blue Star and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by Arkoma, Williston and JWJ BES. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by Arkoma, Williston, JWJ BES or Blue Star.

** The percentage is calculated based upon 292,260,645 outstanding shares of Common Stock, as disclosed in Comstock Resources, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024.

SCHEDULE 13D

CUSIP No. 205768302	Page 6 of 9

(1)	Names of reporting persons Jerral W. Jones
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA
Number of	(7)	Sole voting power 0
shares beneficially owned by	(8)	Shared voting power 206,583,546*
each reporting person	(9)	Sole dispositive power 0
with:	(10)	Shared dispositive power 206,583,546*
(11)	Aggregate amount beneficially owned by each reporting person 206,583,546*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 70.7%**
(14)	Type of reporting person (see instructions) IN

* Consists of (i) 146,950,577 shares of Common Stock held by Arkoma, (ii) 47,870,852 shares of Common Stock held by Williston and (iii) 11,762,117 shares of Common Stock held by JWJ BES. Blue Star is the general partner of Arkoma and Williston and the managing member of JWJ BES and Mr. Jones is a director and the sole shareholder of Blue Star. By virtue of these relationships, Blue Star and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by Arkoma, Williston and JWJ BES. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by Arkoma, Williston, JWJ BES or Blue Star.

** The percentage is calculated based upon 292,260,645 outstanding shares of Common Stock, as disclosed in Comstock Resources, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024.

SCHEDULE 13D

CUSIP No. 205768302	Page 7 of 9

EXPLANATORY NOTE

This Amendment No. 7 ("Amendment No. 7") amends (i) the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 22, 2018 (the "Original Schedule 13D"), (ii) Amendment No. 1 to the Original Schedule 13D filed with the SEC on June 11, 2019 ("Amendment No. 1"), (iii) Amendment No. 2 to the Original Schedule 13D filed with the SEC on July 17, 2019 ("Amendment No. 2"), (iv) Amendment No. 3 to the Original Schedule 13D filed with the SEC on August 27, 2020 ("Amendment No. 3"), (v) Amendment No. 4 to the Original Schedule 13D filed with the SEC on March 25, 2024 ("Amendment No. 4"), (vi) Amendment No. 5 to the original 13D filed with the SEC on August 8, 2024 ("Amendment No. 5"), (vii) Amendment No. 6 to the original 13D filed with the SEC August 15, 2024 ("Amendment No. 6" and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 7, this "Schedule 13D"). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 remain in full force and effect, except as specifically amended by this Amendment No. 7. This Schedule 13D relates to shares of Common Stock of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons used cash to make the purchases of Common Stock listed in the table presented in Item 5(c) below.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

The Reporting Persons file this Amendment No. 7 following a 1.3% increase in the percentage of the class beneficially owned. Between August 16 and August 22, 2024, JWJ BES purchased 3,706,053 shares of Common Stock at the purchase prices set forth in the table presented in Item 5(c) below.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b), (c), (d) and (e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The information set forth on rows 11 and 13 of the cover pages of this Schedule 13D is incorporated by reference. The percentage is calculated based upon 292,260,645 outstanding shares of Common Stock, as disclosed in Comstock Resources, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024.

(b) The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c) The table below sets forth the purchases of Common Stock in the open market effected by JWJ BES during the past 60 days.

Date	Number of Shares Purchased	Average Price per Share
August 5, 2024	825,000	$8.1643
August 6, 2024	825,868	$8.494
August 7, 2024	825,868	$8.8165
August 8, 2024	825,868	$9.4186
August 9, 2024	825,868	$9.7612
August 12, 2024	981,898	$10.1322
August 13, 2024	981,898	$10.1359
August 14, 2024	981,898	$10.5834
August 15, 2024	981,898	$10.5567
August 16, 2024	573,453	$10.6395
August 20, 2024	1,044,200	$10.9261
August 21, 2024	1,044,200	$11.0952
August 22, 2024	1,044,200	$10.9612

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. 205768302	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 22, 2024	ARKOMA DRILLING, L.P.

		By:	Blue Star Exploration Company, its general partner

		By:	/s/ Thomas L. Walker
Name: Thomas L. Walker
Title: Treasurer

WILLISTON DRILLING, L.P.

		By:	Blue Star Exploration Company, its general partner

		By:	Thomas L. Walker
Name: Thomas L. Walker
Title: Treasurer

JWJ BES, LLC

		By:	Blue Star Exploration Company, its managing member

		By:	Thomas L. Walker
Name: Thomas L. Walker
Title: Treasurer

BLUE STAR EXPLORATION COMPANY

		By:	Jerral W. Jones
its Sole Shareholder

		By:	/s/ Jerral W. Jones
Jerral W. Jones

		By:	/s/ Jerral W. Jones
Jerral W. Jones

SCHEDULE 13D

CUSIP No. 205768302	Page 9 of 9

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:	August 22, 2024	ARKOMA DRILLING, L.P.

		By:	Blue Star Exploration Company, its general partner

		By:	/s/ Thomas L. Walker
Name: Thomas L. Walker
Title: Treasurer

WILLISTON DRILLING, L.P.

		By:	Blue Star Exploration Company, its general partner

		By:	Thomas L. Walker
Name: Thomas L. Walker
Title: Treasurer

JWJ BES, LLC

		By:	Blue Star Exploration Company, its managing member

		By:	Thomas L. Walker
Name: Thomas L. Walker
Title: Treasurer

BLUE STAR EXPLORATION COMPANY

		By:	/s/ Jerral W. Jones
Jerral W. Jones

		By:	/s/ Jerral W. Jones
Jerral W. Jones